UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

IMATION CORP.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

45245A107
(CUSIP Number)

Ikuo Fukuchi, Head of Legal TDK Corporation Shibaura Renasite Tower 3-9-1 Shibaura, Minato-ku Tokyo 108-0023, Japan 81-3-6852-7101	Ken Siegel, Esq. Ivan Smallwood, Esq. Morrison & Foerster LLP 1-5-1 Marunouchi, Chiyoda-ku Tokyo 100-6529, Japan 81-3-3214-6522
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45245A107

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) TDK CORPORATION/98-0208363

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

Not applicable.

6.	Citizenship or Place of Organization

Japan

	7.	Sole Voting Power

4,812,390 shares

Number of	8.	Shared Voting Power
Shares
Beneficially		2,778,374 shares
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
4,812,390 shares

	10.	Shared Dispositive Power

2,778,374 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,590,764 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

Not applicable.

13.	Percent of Class Represented by Amount in Row (11)

18.2%

14.	Type of Reporting Person (See Instructions)

CO

CUSIP No.	45245A107

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) TDK U.S.A. CORPORATION/95-3304247

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

Not applicable.

6.	Citizenship or Place of Organization

New York, USA

	7.	Sole Voting Power

0 shares

Number of	8.	Shared Voting Power
Shares
Beneficially		660,946 shares
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
0 shares

	10.	Shared Dispositive Power

660,946 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,590,764 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

Not applicable.

13.	Percent of Class Represented by Amount in Row (11)

18.2%

14.	Type of Reporting Person (See Instructions)

CO

CUSIP No.	45245A107

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) TDK EUROPE S.A./00-0000000

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

Not applicable.

6.	Citizenship or Place of Organization

LUXEMBOURG

	7.	Sole Voting Power

0 shares

Number of	8.	Shared Voting Power
Shares
Beneficially		1,941,167 shares
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
0 shares

	10.	Shared Dispositive Power

1,941,167 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,590,764 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

Not applicable.

13.	Percent of Class Represented by Amount in Row (11)

18.2%

14.	Type of Reporting Person (See Instructions)

CO

CUSIP No.	45245A107

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) TDK HONGKONG COMPANY LIMITED/00-0000000

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

Not applicable.

6.	Citizenship or Place of Organization

HONG KONG

	7.	Sole Voting Power

0 shares

Number of	8.	Shared Voting Power
Shares
Beneficially		63,757 shares
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
0 shares

	10.	Shared Dispositive Power

63,757 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,590,764 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

Not applicable.

13.	Percent of Class Represented by Amount in Row (11)

18.2%

14.	Type of Reporting Person (See Instructions)

CO

CUSIP No.	45245A107

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) TDK SINGAPORE (PRIVATE) LIMITED/00-0000000

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

Not applicable.

6.	Citizenship or Place of Organization

SINGAPORE

	7.	Sole Voting Power

0 shares

Number of	8.	Shared Voting Power
Shares
Beneficially		112,504 shares
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
0 shares

	10.	Shared Dispositive Power

112,504 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,590,764 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

Not applicable.

13.	Percent of Class Represented by Amount in Row (11)

18.2%

14.	Type of Reporting Person (See Instructions)

CO

Because of activities that have been undertaken or may be undertaken by the Reporting Persons, the Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”). Notwithstanding the foregoing, the filing of this Schedule 13D should not be deemed an admission that the Reporting Persons comprise a group within the meaning of Section 13(d)(3) of the Exchange Act. Information with respect to each person filing this statement is given solely by such person and no person has responsibility for the accuracy or completeness of the information supplied by another person.

Introduction

This amendment No. 2 (this “Amendment”) relates to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on August 10, 2007, as first amended on December 6, 2007 (the “Schedule 13D”), with respect to the common stock, $0.01 par value per share of Imation Corp. (“Imation”), a Delaware corporation.

This Amendment is being filed to report the execution of an agreement (the “Agreement”), dated as of September 28, 2015, by and between Imation and TDK, pursuant to which TDK shall transfer 6,675,764 shares of Imation common stock to Imation no later than October 31, 2015 (the “Share Transfer”), as described in further detail below.

The descriptions of the transactions and the agreements set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, including the Agreement, each of which are incorporated by reference into this Schedule 13D as exhibits pursuant to Item 7 hereof.

This Amendment amends the Schedule 13D only with respect to the Items included herein. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 2.  Identity and Background

Items 2(a) and (b) are hereby amended and restated in their entirety as follows:

(a)	Name of Persons Filing: TDK Corporation (“TDK”), TDK U.S.A. Corporation (“TUC”), TDK Europe S.A. (“TES”), TDK Hongkong Company Limited (“THK”), and TDK SINGAPORE (PRIVATE) LIMITED (“TSP”).

This Schedule 13D is being filed by (i) TUC by virtue of its ownership of 660,946 shares of Imation common stock, (ii) TES by virtue of its ownership of 1,941,167 shares of Imation common stock, (iii) TSP by virtue of its ownership of 112,504 shares of Imation common stock, (iv) THK by virtue of its ownership of all of the outstanding common stock of TSP and its ownership of 63,757 shares of Imation common stock, and (vii) TDK by virtue of its ownership of 4,812,390 shares of Imation common stock and its direct or indirect ownership of all of the outstanding common stock or other equity of the other Reporting Persons (TUC, TES, THK, TSP and TDK collectively, the “Reporting Persons” and each, a “Reporting Person”).

See Item 1 of each cover page.

(b)	Included in the attached Exhibit 99.A is information concerning the principal business office of each of the Reporting Persons. Exhibit 99.A is incorporated into and made a part of this Amendment.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by the addition of the following:

The Share Transfer and associated termination of substantially all of TDK’s rights under the Investor Rights Agreement, other than certain registration rights, will be performed in exchange for Imation’s performance of the obligations set forth in the Agreement. These obligations include Imation’s conduct of a wind-down of its consumer products business in the manner agreed by TDK and the termination of the associated Trademark License Agreements.

Item 4.  Purpose of Transaction

Item 4 is hereby amended by the addition of the following:

The description relating to the Agreement in Item 3 is incorporated herein by reference.  Upon completion of the Agreement, TDK’s right to nominate a representative to serve on the Imation board of directors shall be terminated.

Item 5.  Interest in Securities of the Issuer

The first two sentences of Item 5 are hereby amended and restated in their entirety as follows:

TUC, TES, THK and TSP are all wholly owned subsidiaries of TDK. TDK has sole dispositive and voting power over 4,812,390 shares of Imation common stock held directly by TDK and shared dispositive and voting power over 2,778,374 of the shares of Imation common stock held by the other Reporting Persons. Upon completion of the Share Transfer, subject to certain terms and conditions, TDK is expected to have sole dispositive and voting power over 915,000 shares of Imation common stock held directly by TDK, or approximately 2.6% of the shares of Imation common stock expected to be outstanding.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by the addition of the following:

On September 28, 2015, Imation and TDK entered into the Agreement, pursuant to which no later than October 31, 2015 (i) TDK will transfer 6,675,764 shares of Imation common stock to Imation, (ii) substantially all of TDK’s rights under the Investor Rights Agreement, other than certain registration rights, will be terminated, and (iii) the Trademark License Agreements will be terminated.

Imation will hold such transferred shares in escrow pending its filing of its Form 10-Q for the fiscal quarter ending September 30, 2015 (the “10-Q”) and the determination of any adjustment as follows.  In the event that the balance sheet reported in the 10-Q reflects shareholders’ equity of Imation greater than $56,000,000, Imation USA shall no later than November 30, 2015 transfer back to TDK a number of shares determined in accordance with the formula specified in the Agreement.

Item 7.  Material to Be Filed as Exhibits

Item 7 is hereby amended by the addition of the following. Exhibit 99.A. is amended and restated in its entirety and filed as an exhibit hereto.

4.	*** Agreement, dated as of September 28, 2015, by and between Imation Corp. and TDK Corporation.

***	Confidential portions of this document have been redacted and filed separately with the Securities and Exchange Commission.

Signature

After reasonable inquiry and to the best of my knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.

Dated: September 30, 2015

TDK Corporation
a corporation organized under the laws of Japan

By:	/s/ Takehiro Kamigama
Name:	Takehiro Kamigama
Title :	President & CEO

TDK U.S.A. Corporation
a corporation organized under the laws of New York

By:	/s/ Francis J. Sweeney Jr.
Name:	Francis J. Sweeney Jr.
Title:	President & CEO

TDK Europe S.A.
a corporation organized under the laws of Luxembourg

By:	/s/ Tetsuji Yamanishi
Name:	Tetsuji Yamanishi
Title:	President

TDK Hongkong Company Limited
a corporation organized under the laws of Hong Kong

By:	/s/ Motoi Kumagai
Name:	Motoi Kumagai
Title:	President & CEO

TDK SINGAPORE (PRIVATE) LIMITED
a corporation organized under the laws of Singapore

By:	/s/ Kiyoshi Takimura
Name:	Kiyoshi Takimura
Title:	Managing Director

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)